

September 10, 2010

<u>via U.S. mail and facsimile</u>

John C. Leo, Chief Executive Officer
Resource Acquisition Group, Inc.
c/o Primary Capital LLC
80 Wall Street, 5th Floor
New York, NY 10005

>   **RE: Resource Acquisition Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 53244**

Dear Mr. Leo:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Accounting Branch Chief